                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

               /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   For the fiscal year ended December 31, 1996


                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]


                 For the transition period from ________________

                   Commission file number SEC File No. 2-91561


                  A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                              B: DOVER CORPORATION
                                 280 Park Avenue
                            New York, New York 10017
                                  212/922-1640


           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION
                       (as required by items no. 1 thru 3)


                                      INDEX


Independent Accountants' Report and Consent.

Financial Statements:

        Statements of Net Assets Available for Benefits as of
            December 31, 1996 and 1995

        Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1996 and December 31, 1995


        Notes to Financial Statements

Supplemental Schedules:

            Schedule I - Item 27a - Schedule of Assets held for investment purposes as of December 31, 1996.

            Schedule II - Item 27d - Reportable Transactions for the year ended December 31, 1996.

                   Independent Accountants' Report and Consent


Pension Committee
Dover Corporation
Retirement Savings Plan:

We have audited the statements of net assets available for plan benefits of the Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for each of the years ended December 31, 1996 and 1995, in conformity with general accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Dover Corporation Retirements Savings Plan as of and for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

In addition, we consent to incorporation by reference of this report in the Registration Statement No. 2-91561 on Form S-8 of Dover Corporation.



                                             COOPERS & LYBRAND L.L.P.



NEW YORK, NEW YORK
June 27, 1997

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1996


                                                                          PARTICIPANT DIRECTED
                                         -------------------------------------------------------------------------------------
                                                           Stock           Income         Equity        Growth        Balanced
                                             Total         Fund             Fund           Fund          Fund           Fund
                                             -----         ----             ----           ----          ----           ----
 ASSETS
 Investments at Fair Value
   Common Stock:
         Dover Corporation               $129,129,854   $129,129,854     $         -    $         -   $         -   $         -
 Common Stock Funds:                       78,195,853              -               -     40,447,074    30,310,820             -
 Other Funds                               71,476,120              -      51,861,788              -             -    16,001,229

 Notes receivable from employees           15,097,469              -               -              -             -             -


                                         ------------   -------------   -------------   ------------   -----------   -----------
 Total Assets                            $293,899,296   $129,129,854     $51,861,788    $40,447,074   $30,310,820   $16,001,229
                                         ============   =============   =============   ============   ===========   ===========

 LIABILITIES

 Due to (from) other fund                $          -   $   (119,565)    $   321,830    $   187,268       (76,152)  $         -
                                         ------------   -------------   -------------   ------------   -----------   -----------
 Total Liabilities                                          (119,565)        321,830        187,268       (76,152)            -
                                         ------------   -------------   -------------   ------------   -----------   -----------
 Net assets available for plan benefits  $293,899,296   $129,249,419*    $51,539,958*   $40,259,806*  $30,386,972*  $16,001,229*
                                         ============   =============   =============   ============  ============  ============



                                                                     PARTICIPANT DIRECTED
                                         -------------------------------------------------------------------------------
                                                                                                HORIZON FUND
                                                                                     -----------------------------------
                                                            AIM
                                            Loan        Constellation   Templeton                  Medium
                                            Fund            Fund           Fund      Short Term     Term       Long Term
                                            ----            ----           ----      ----------     ----       ---------
 ASSETS
 Investments at Fair Value
   Common Stock:
         Dover Corporation               $         -     $        -     $        -    $      -   $        -   $        -
 Common Stock Funds:                               -      5,437,065      2,000,894           -            -            -
 Other Funds                                       -              -              -     643,234    1,231,571    1,738,298

 Notes receivable from employees          15,097,469              -              -           -            -            -


                                          -----------    -----------    -----------   --------   ----------   ----------
 Total Assets                            $15,097,469     $5,437,065     $2,000,894    $643,234   $1,231,571   $1,738,298
                                          ===========    -==========    ===========   ========   ==========   ==========

 LIABILITIES

 Due to (from) other fund                $         -     $  (50,000)    $ (263,381)   $      -   $        -   $        -
                                          -----------    -----------    -----------   --------   ----------   ----------
 Total Liabilities                                 -        (50,000)      (263,381)          -            -            -
                                          -----------    -----------    -----------   --------   ----------   ----------
 Net assets available for plan benefits  $15,097,469*    $5,487,065     $2,264,275    $643,234   $1,231,571   $1,738,298
                                         ============    ===========    ===========   ========   ==========   ==========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

*THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1995

                                                                           PARTICIPANT DIRECTED
                                             --------------------------------------------------------------------------------
                                                                 STOCK            INCOME          EQUITY            GROWTH
                                                 TOTAL           FUND              FUND            FUND              FUND
                                                 -----           ----              ----            ----              ----
ASSETS
Investments at Fair Value
   Common Stock
         Dover Corporation                   $ 91,254,401    $ 91,254,401      $        --     $         --      $         --
   Common Stock Funds:
                                               48,005,117              --               --       29,741,561        18,263,556
   Other Funds
                                               58,316,064              --       43,112,708               --                --

Notes receivable from employees                11,267,527              --               --               --                --


Accrued Interest & Dividends                      812,919              --               --               --           812,919

                                             ------------    ------------      -----------     ------------      ------------
   Total Assets                              $209,656,028    $ 91,254,401      $43,112,708     $ 29,741,561      $ 19,076,475
                                             ============    ============      ===========     ============      ============

LIABILITIES
Miscellaneous payable                        $     65,877    $     (4,193)     $    24,196     $     (2,186)     $     (4,957)
Due to (from) other fund                               --          (2,598)           3,627            2,360            (3,628)
                                             ------------    ------------      -----------     ------------      ------------
   Total Liabilities                               65,877          (6,791)          27,823              174            (8,585)
                                             ------------    ------------      -----------     ------------      ------------
Net assets available for plan benefits       $209,590,151    $ 91,261,192*     $43,084,885*    $ 29,741,387*     $ 19,085,060*
                                             ============    ============      ===========     ============      ============



                                                 PARTICIPANT DIRECTED
                                             ---------------------------
                                              BALANCED          LOAN
                                                FUND            FUND
                                              --------          ----
ASSETS
Investments at Fair Value
   Common Stock
         Dover Corporation                   $        --     $        --
   Common Stock Funds:
                                                      --              --
   Other Funds
                                              15,203,356              --

Notes receivable from employees                       --      11,267,527


Accrued Interest & Dividends                          --              --

                                             -----------     -----------
   Total Assets                              $15,203,356     $11,267,527
                                             ===========     ===========

LIABILITIES
Miscellaneous payable                        $    18,649     $    34,368
Due to (from) other fund                             239              --
                                             -----------     -----------
   Total Liabilities                              18,888          34,368
                                             -----------     -----------
Net assets available for plan benefits       $15,184,468*    $11,233,159*
                                             ===========     ===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

*THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS


                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                             PARTICIPANT DIRECTED
                                             ----------------------------------------------------------------------------------


                                                                    Stock           Income           Equity           Growth
                                                 Total              Fund             Fund             Fund             Fund
                                                 -----              ----             ----             ----             ----
Investment Income:
   Interest                                  $   4,256,888     $     436,329     $    499,115     $    299,795     $     34,818
   Dividends                                     7,219,046         1,611,025               --        2,663,250        1,162,526
   Net appreciation (depreciation)
        in fair value of investments            43,130,295        33,669,224          448,496        3,762,841        4,348,791
                                             -------------     -------------     ------------     ------------     ------------
                                                54,606,229        35,716,578        2,947,611        6,725,886        5,546,135
                                             -------------     -------------     ------------     ------------     ------------

Contributions:
   Employees                                    18,648,382         6,310,018        3,685,258        3,017,199        3,185,475
   Employer                                      6,624,464         6,624,464               --               --               --
                                             -------------     -------------     ------------     ------------     ------------
                                                25,272,846        12,934,482        3,685,258        3,017,199        3,185,475
                                             -------------     -------------     ------------     ------------     ------------


Net loans to participants                               --        (1,648,271)      (1,225,141)        (742,695)        (440,209)
Interfund transfers                                     --        (5,311,626)        (948,170)      (3,719,182)       2,553,308
Plan merger                                     21,007,328         1,807,063        9,546,093        7,355,086        1,483,311
Rollovers                                        1,082,669           277,029          241,903          119,889          236,611
Distributions to participants                  (17,659,927)       (5,787,028)      (5,792,481)      (2,237,764)      (1,262,719)
                                             -------------     -------------     ------------     ------------     ------------

Increase (Decrease) in net assets
   available for plan benefits                  84,309,145        37,988,227        8,455,073       10,518,419       11,301,912
                                             -------------     -------------     ------------     ------------     ------------

 Net assets available for plan benefits
   Beginning of period                         209,590,151        91,261,192       43,084,885       29,741,387       19,085,060
                                             -------------     -------------     ------------     ------------     ------------

   End of period                             $ 293,899,296     $ 129,249,419     $ 51,539,958     $ 40,259,806     $ 30,386,972
                                             =============     =============     ============     ============     ============


                                                                        PARTICIPANT DIRECTED
                                             ----------------------------------------------------------------------------
                                                                                                                 HORIZON
                                                                                                                   FUND
                                                                                                               ----------
                                                                                    AIM
                                               Balanced           Loan         Constellation    Templeton
                                                 Fund             Fund             Fund            Fund        Short Term
                                                 ----             ----             ----            ----        ----------
Investment Income:
   Interest                                  $      7,295     $    979,310     $       271     $      (158)    $      31
   Dividends                                    1,521,895               --         180,310          80,040            --
   Net appreciation (depreciation)
      in fair value of investments                436,960               --         114,641         105,119        32,620
                                             ------------     ------------     -----------     -----------     ---------
                                                1,966,150          979,310         295,222         185,001        32,651
                                             ------------     ------------     -----------     -----------     ---------

Contributions:
   Employees                                    1,468,131               --         475,863         167,352        43,874
   Employer                                            --               --              --              --            --
                                             ------------     ------------     -----------     -----------     ---------
                                                1,468,131               --         475,863         167,352        43,874
                                             ------------     ------------     -----------     -----------     ---------


Net loans to participants                        (291,206)       4,424,559         (22,485)        (13,858)        1,318
Interfund transfers                            (1,441,595)        (979,310)      4,721,447       1,953,324       598,534
Plan merger                                       603,887           66,377          61,934          80,636            --
Rollovers                                          83,846               --          58,154          31,460         1,837
Distributions to participants                  (1,572,452)        (626,626)       (103,070)       (139,640)      (34,980)
                                             ------------     ------------     -----------     -----------     ---------

Increase (Decrease) in net assets
   available for plan benefits                    816,761        3,864,310       5,487,065       2,264,275       643,234
                                             ------------     ------------     -----------     -----------     ---------

Net assets available for plan benefits
   Beginning of period                         15,184,468       11,233,159              --              --            --
                                             ------------     ------------     -----------     -----------     ---------

   End of period                             $ 16,001,229     $ 15,097,469     $ 5,487,065     $ 2,264,275     $ 643,234
                                             ============     ============     ===========     ===========     =========




                                                 PARTICIPANT DIRECTED
                                             ---------------------------
                                                    HORIZON FUND
                                             ---------------------------
                                                Medium
                                                 Term          Long Term
                                                 ----          ---------
Investment Income:
   Interest                                  $      (131)    $       213
   Dividends                                          --              --
   Net appreciation (depreciation)
      in fair value of investments                84,779         126,824
                                             -----------     -----------
                                                  84,648         127,037
                                             -----------     -----------

Contributions:
   Employees                                     122,645         172,567
   Employer                                           --              --
                                             -----------     -----------
                                                 122,645         172,567
                                             -----------     -----------


Net loans to participants                        (19,225)        (22,787)
Interfund transfers                            1,139,235       1,434,035
Plan merger                                        1,868           1,073
Rollovers                                          5,416          26,524
Distributions to participants                   (103,016)           (151)
                                             -----------     -----------

Increase (Decrease) in net assets
   available for plan benefits                 1,231,571       1,738,298
                                             -----------     -----------

Net assets available for plan benefits
   Beginning of period                                --              --
                                             -----------     -----------

   End of period                             $ 1,231,571     $ 1,738,298
                                             ===========     ===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS


                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                             PARTICIPANT DIRECTED
                                             ---------------------------------------------------------------------------------
                                                                   STOCK            INCOME          EQUITY           GROWTH
                                                 TOTAL             FUND              FUND            FUND             FUND
                                                 -----             ----              ----            ----             ----
Investment Income:
   Interest                                  $   4,132,194     $     39,050     $  2,328,143     $     83,315     $     58,197
   Dividends                                     4,250,571        1,283,021               --        1,595,848          812,919
   Net appreciation (depreciation)
        in fair value of investments            34,712,397       24,802,504          498,736        4,413,335        3,558,139
                                             -------------     ------------     ------------     ------------     ------------
                                                43,095,162       26,124,575        2,826,879        6,092,498        4,429,255
                                             -------------     ------------     ------------     ------------     ------------


Contributions:
   Employees                                    16,194,496        4,992,788        4,196,254        2,968,370        2,514,912
   Employer                                      6,597,267        6,394,001           79,427              770              360
                                             -------------     ------------     ------------     ------------     ------------
                                                22,791,763       11,386,789        4,275,681        2,969,140        2,515,272
                                             -------------     ------------     ------------     ------------     ------------


Net loans to participants                               --         (773,097)        (528,753)        (249,590)        (135,440)
Interfund transfers                                     --         (949,192)       1,820,962       (1,394,489)       1,066,098
Plan merger                                     12,060,027          642,265        3,724,242        1,335,259          928,073
Plan Spin-off                                     (551,968)        (252,936)         (87,461)         (93,186)         (36,187)
Rollovers                                        1,700,286          475,036          332,540          251,446          381,466
Distributions to participants                  (11,572,689)      (4,238,508)      (4,481,339)      (1,329,278)        (637,277)
                                             -------------     ------------     ------------     ------------     ------------

Increase (Decrease) in net assets
   available for plan benefits                  67,522,581       32,414,932        7,882,751        7,581,800        8,511,260
                                             -------------     ------------     ------------     ------------     ------------

Net assets available for plan benefits
   Beginning of period                         142,067,570       58,846,260       35,202,134       22,159,587       10,573,800
                                             -------------     ------------     ------------     ------------     ------------

   End of period                             $ 209,590,151     $ 91,261,192     $ 43,084,885     $ 29,741,387     $ 19,085,060
                                             =============     ============     ============     ============     ============



                                                 PARTICIPANT DIRECTED
                                             -----------------------------
                                               BALANCED          LOAN
                                                 FUND            FUND
                                                 ----            ----
Investment Income:
   Interest                                  $    930,427     $    693,062
   Dividends                                      558,783               --
   Net appreciation (depreciation)
        in fair value of investments            1,439,683               --
                                             ------------     ------------
                                                2,928,893          693,062
                                             ------------     ------------


Contributions:
   Employees                                    1,522,172               --
   Employer                                       122,709               --
                                             ------------     ------------
                                                1,644,881               --
                                             ------------     ------------


Net loans to participants                        (166,445)       1,853,325
Interfund transfers                               149,683         (693,062)
Plan merger                                     5,220,702          209,486
Plan Spin-off                                     (13,575)         (68,623)
Rollovers                                         259,798               --
Distributions to participants                    (439,531)        (446,756)
                                             ------------     ------------

Increase (Decrease) in net assets
   available for plan benefits                  9,584,406        1,547,432
                                             ------------     ------------

Net assets available for plan benefits
   Beginning of period                          5,600,062        9,685,727
                                             ------------     ------------

   End of period                             $ 15,184,468     $ 11,233,159
                                             ============     ============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

(1)      Summary of Significant Accounting Policies

         (a)         Basis Presentation

                     The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for Plan benefits and changes in net assets available for Plan benefits for the Dover Corporation Retirement Savings Plan (the "Plan"). On January 1, 1996, the plan changed its name from the "Dover Corporation Employee Savings and Investment Plan," to the "Dover Corporation Retirement Savings Plan."

         (b)         Management of Trust Funds

                     Investors Diversified Services (IDS) Trust (The Trustee) was granted discretionary authority to purchase and sell securities. IDS, which is an American Express Company, changed its name during 1995 to American Express Financial Advisors.

                     The Trustee maintains investment funds as follows:

                     - The Dover Corporation Pooled Stock Account (Stock Fund) is authorized to invest in Dover Corporation common stock and money market funds.

                     - The American Express Trust Income Fund II (Income Fund) is authorized to invest primarily in insurance and bank investment contracts. About 90% of the investments are made in stable contracts; the remaining 10% are invested in high-quality money market securities.

                     - The IDS Stock Fund (Equity Fund) is authorized to invest mainly in U.S. common stocks and bonds. This is a medium risk fund with medium long-term return potential.

                     - The IDS Mutual Fund (Balanced Fund) is authorized to invest mainly in common and preferred stocks and bonds while it also makes investments in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

                     - The IDS New Dimensions Fund (Growth Fund) is authorized to invest mainly in U.S. common stocks and may also invest in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options. This fund has a higher long-term return potential.


                     On January 1, 1996 the number of investment funds was increased by 5 for a total of 10.

                     - The Templeton Foreign Fund - Class 1 is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States with the objective of obtaining long-term capital growth.

                     - The Aim Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies with the objective of obtaining capital growth.

                     - The American Express Trust Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with an aggressive risk profile appropriate for individuals with long-term time horizons.

                     - The American Express Trust Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a moderately conservative risk profile appropriate for individuals with medium-term time horizons

                     - The American Express Trust Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons.

                     The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

    (c)              Investments

                     Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

                     - Common stock - quotations obtained from National Securities Exchanges; and fixed income and short-term securities (U.S. government obligations, commercial paper, corporate bonds) - stated at market values based upon market quotations obtained from published sources.

                     - Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

                     - Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.


    (d)              Use of Estimates in the Preparation of Financial Statements

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

    (e)              Risks and Uncertainties

                     The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is as least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

    (f)              Other

                     The Plan presents in the Statement of Charges in Net Assets the net appreciation w(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


(2)      The Plan

         The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

         The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees of Dover Corporation ("Dover")

         Participating units of Dover may participate in (i) the salary reduction and matching contribution portions of the Plan, (ii) the profit-sharing contribution portion of the Plan, or (iii) both. All employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan. Salary reduction contributions to the Plan are voluntary. A participant may elect to exclude from 1% to 18% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan.

         The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $150,000 (as adjusted for cost-of-living increases) the amount of compensation that may be taken into account under the Plan. Each participating Dover unit (Employers) made contributions to the Plan on behalf of the Participants employed by it equal to a percentage of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). At the discretion of an Employer's Board of Directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of Participants employed on the last day of the year. Basic and additional matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of compensation included in the Deferred Amount. The minimum basic matching contribution is 10% of compensation included in the Deferred Amount. All employer matching contributions are initially invested in the Stock Fund. Participants are fully vested with respect to amounts attributable to their salary reduction amounts and matching contributions.

         An Employer may elect to make Profit-Sharing Contributions for a plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions will be allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the plan year. A participant's Profit-Sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' Profit-Sharing Contribution accounts are immediately vested). A participant's Profit-Sharing account becomes fully vested after five years, upon the attainment of age 65 while an employee, in the event of his or her death or permanent disability while an employee, or in the event of a plan termination.

         A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

         On October 1, 1995 the Plan was amended to allow for installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a Participant's active career, other than certain required distributions payable to participants who have attained age 70-1/2.

         A participant who has been active in the Plan for at least twelve months may request a loan from the Plan. Loan requests must be in increments of $500. A maximum of three loans may be outstanding at any one time. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's vested account as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

         Vested Account Balance                     Allowable Loan
         ------------------------------------------------------------------------------
         less than or equal to $100,000             up to 50% of Vested Account Balance
         more than $100,000                         $50,000

         Loans are available for the acquisition of a home, home improvements, medical expenses, education expenses, or other purposes approved by the Plan Administrator.

         Each Participant will have the right to direct the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year to be invested in one or more of the available Investment Funds in multiples of five percent. Each participant will have the right at any time to move all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds.

         Each participant will have the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3)      Federal Income Taxes

         The Plan Administrator has received a tax qualification letter from the Internal Revenue Service, and believes that the Plan continues to qualify under the provisions of Section 401 in the Internal Revenue Code, and that its related trust is exempt from Federal income taxes.

(4)      Administrative Expenses

         Administrative expenses of the Plan have been paid by Dover Corporation, which currently waives its right to have the Plan pay its own expenses.

(5)      Plan Termination

         Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(6)      Plan Merger and Spin-Off

         On December 1, 1996 assets amounting to $1,138,834 were merged into the Plan from the Randell Manufacturing Salaried & Clerical Retirement Plan. Randell Manufacturing, Inc. is a wholly-owned subsidiary of Dover Corporation. Randell employees began participating in the plan on December 1, 1996.

         On July 1, 1996 assets amounting to $ 309,669 were merged into the Plan from the PRC Corporation 401(k) Profit Sharing Plan. PRC Laser is a wholly-owned subsidiary of Dover Corporation. PRC Laser employees began participating in the plan on July 1, 1996.

         On July 1, 1996 assets amounting to $ 3,295,014 were merged into the Plan from the Bernard Welding Retirement Profit Sharing Plan. Bernard International, Inc. is a wholly-owned subsidiary of Dover Corporation. Bernard employees, already are participants in the plan, began making profit sharing contributions to the plan on July 1, 1996.

         On June 1, 1996 assets amounting to $ 334,820 were merged into the Plan from the Hasstech Inc. 401(k) Salary Savings Plan. Hasstech is a wholly-owned subsidiary of Dover Corporation. Hasstech employees began participating in the plan on June 1, 1996.

         On January 17, 1996, assets amounting to $3,386,652 were merged into the Plan from the Phoenix Refrigeration Systems, Inc. Money Purchase Plan, the Phoenix Refrigeration Systems, Inc. Profit Sharing Plan, the Phoenix Refrigeration Systems, Inc. 401(k) Retirement Plan, Electrical Distribution Systems, Inc. 401(k) Plan and the Margaux, Inc. Retirement Savings and Profit Sharing Plan. respectively. Margaux and Electrical Distribution Systems Inc., a former subsidiary of Phoenix Refrigeration Systems, have merged into Dover's wholly owned subsidiary, Hill Phoenix, Inc. Hill Phoenix, Inc. employees began participating in the Plan on October 1, 1995.

         On January 8, 1996 assets amounting to $11,040,205 and 40,000 shares of Dover Stock in kind were merged into the Plan from the Chief Savings and Investment Plan. Chief Automotive Systems, Inc. is a wholly owned subsidiary of Dover Corporation. Chief employees began participating in the Plan January 1, 1996.

         On December 19, 1995 assets amounting to $6,338,613 were merged into the Plan from the Tipper Tie Inc. Employees Deferred Savings, Profit Sharing and Investment Plan. Tipper Tie Inc. is a wholly-owned subsidiary of Dover Corporation. Tipper Tie employees began participating in the Plan on October 1, 1995.

         On April 27,1995 assets amounting to $5,721,414 were merged into the Plan from the General Elevator Company, Inc. Thrift and Savings Plan, which had been sponsored by Dover's wholly-owned subsidiary, General Elevator Company Inc. General Elevator employees began participating in the Plan on January 1,1995.

         On January 1, 1995 Oscillatek Inc. elected to drop out of the Plan. On March 21, 1995 assets amounting to $551,968 were spun-off primarily to Oscillatek Savings and Investment Plan. Oscillatek Inc. is a wholly-owned subsidiary of Dover Corporation.

(7)      Subsequent Events

         On January 1, 1997 assets amounting to $1,763,066 were merged into the Plan from the OPW Division Hourly Employees 401(k) Plan. OPW is a division of Dover Corporation. OPW hourly employees began participating in the plan on January 1, 1997.

         On February 1, 1997 assets amounting to $ 298,181 were merged into the Plan from the Trailmaster 401(k) Savings Plan. Trailmaster Corporation is a wholly-owned subsidiary of Dover Corporation. Trailmaster employees began participating in the plan on January 1, 1997.

         On April 1, 1997 assets amounting to $483,108 were merged into the Plan from the Knappco Corporation Retirement Savings Plan. Knappco is a wholly-owned subsidiary of Dover Corporation. Knappco employees began participating in the plan on March 1, 1997.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
                                   SCHEDULE I
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996



(a)                  (b)                                         (c)                                (d)               (e)
                                                  Description of investment, including
                                                maturity date, rate of interest, collateral,
    Identity of issuer, borrower, lessor or               par or maturity value                    Cost          Current Value
     similar party
    Equity Funds:
 *    American Express Financial Advisors         Stock Fund, 4,713,284 shares                   63,785,527       129,129,854
 *    American Express Financial Advisors         Equity Fund, 1,786,531 shares                  37,952,989        40,447,074
 *    American Express Financial Advisors         Growth Fund, 1,463,725 shares                  27,248,911        30,310,820
 *    American Express Financial Advisors         Templeton Fund, 193,136 shares                  1,904,913         2,000,894
 *    American Express Financial Advisors         Aim Constellation, 215,244 shares               5,345,491         5,437,065
    Other Funds:
 *    American Express Financial Advisors         Balance Fund, 1,187,210 shares                 15,799,901        16,001,229
 *    American Express Financial Advisors         Income Fund, 3,161,725 shares                  49,664,096        51,861,788
 *    American Express Financial Advisors         Long-Term Horizon, 111,866 shares               1,614,857         1,738,298
 *    American Express Financial Advisors         Medium-Term Horizon, 85,330 shares              1,157,261         1,231,571
 *    American Express Financial Advisors         Short-Term Horizon, 50,162 shares                 613,414           643,234
    Loans:
      Plan Participant                            Loan Funds, Interest rate varies from 6%                0        15,097,469
                                                     to 8%

*  Denotes party-in-interest.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
                                   SCHEDULE II
             ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
                          YEAR ENDED DECEMBER 31, 1996

                                 (a)                           (b)           (c)                 (d)         (e)         (f)

                                                                                                                       Expenses
                                                                                                                     Incurred with
                                                                           Purchase       Selling Price     Lease     Transaction
                     Identity of Party Involved             Description      Price                          Rental
Reporting Criterion I:
   Single transaction in excess of five percent of
   the current value of the plan assets
    NONE
Reporting Criterion II:
   Series of transactions in other than securities
   in excess of five percent of current value of plan
   assets:

   Participant Loans                                      Loan Fund

Reporting Criterion II
   Series of transactions in securities in excess of
   five percent of current value of plan assets:
   Dover Corporation Stock                                Stock Fund*
      Purchases; 40 transactions                                            12,323,094
      Sales, 37 transactions                                                              10,431,865
   American Express Financial Advisors-                   Stock Fund*
       Money Market Fund
      Purchases, 209 transactions                                           29,961,890
      Sales, 153 transactions                                                             29,581,527
   American Express Financial Advisors -                  Growth Fund
      New Dimensions
      Purchases, 463 transactions                                           11,906,084
      Sales, 189 transactions                                                              4,267,458
   American Express Financial Advisors -                  Equity Fund
      Stock Fund
      Purchases, 365 transactions                                           13,426,024
      Sales, 242 transactions                                                              6,810,140
   American Express Financial Advisors -                  Income Fund
      Income Fund II
      Purchases, 376 transactions                                           24,420,128
      Sales, 305 transactions                                                             18,552,403

Reporting Criterion IV:
   Single transactions with one broker that exceeds five percent of current value of plan assets:
   NONE




                                 (a)                        (g)           (h)             (i)



                                                          Cost of       Current           Net
                     Identity of Party Involved            Asset         Value         Gain/Loss
Reporting Criterion I:
   Single transaction in excess of five percent of
   the current value of the plan assets
    NONE
Reporting Criterion II:
   Series of transactions in other than securities
   in excess of five percent of current value of plan
   assets:

   Participant Loans                                      14,992,671    14,992,671               0

Reporting Criterion II
   Series of transactions in securities in excess of
   five percent of current value of plan assets:
   Dover Corporation Stock
      Purchases; 40 transactions
      Sales, 37 transactions                                                             2,368,693
   American Express Financial Advisors-
      Money Market Fund
      Purchases, 209 transactions
      Sales, 153 transactions                                                                    0
   American Express Financial Advisors -
      New Dimensions
      Purchases, 463 transactions
      Sales, 189 transactions                                                              266,950
   American Express Financial Advisors -
      Stock Fund
      Purchases, 365 transactions
      Sales, 242 transactions                                                              307,875
   American Express Financial Advisors -
      Income Fund II
      Purchases, 376 transactions
      Sales, 305 transactions                                                              257,810

Reporting Criterion IV:
   Single transactions with one broker that exceeds five percent of current value of plan assets:
   NONE

*Note the Stock Fund is comprised of the Money Market Fund and Dover Corporation Stock

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                   DOVER CORPORATION
                                   RETIREMENT SAVINGS PLAN


Dated:  June 27, 1997              By:  /s/ Robert G. Kuhbach
                                        ---------------------------------
                                        Robert G. Kuhbach, Vice President
                                        and Secretary
                                        and Member Pension Committee
                                        (Plan Administrator)